PANA-MINERALES S.A.

Primea Calle El Carmen, EDF
PH Villa Medici, Apt. 28
Torre C, Panama
Republic of Panama
October 21, 2009
VIA EDGAR

United States Securities and Exchange Commission
Washington, D.C., 20549

Attention:                      Mr. James Giugliano
        Staff Accounant

Dear Sirs:

In response to your letter dated October 15, 2009, the Company has contacted Madsen & Associates CPA’s Inc., Unit #3 -  684 East Vine Street, Murray, Utah, 84107, as the Company’s principal auditors, to undertake an audit of the financial statements for the year ended August 31, 2008.

The above will allow the auditors not to place explicit reliance on the work of Moore & Associates who previously audited the Company’s financial statements for the year ended August 31, 2008.

Madsen & Associates CPA’s Inc. has indicated the audit should be completed on or before November 15, 2009 at which time a new audit report will be issued and included in the Form 10-K/A.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respects to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Pana-Minerales S.A.

HECTOR F. V. DAVIS
Hector Francisco Vasquez Davis
Chief Executive Officer, President
and Director

c/c           Madsen & Associates CPA’s Inc. – Rex Andersen